Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-195645

USD 800m Reopening of 5.20% Fixed Rate Subordinated

Notes due 2026

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	5.20% Fixed Rate Subordinated Notes due 2026

Expected Issue Ratings:[1]	Baa3 (Moody’s) / BB+ (S&P) / A– (Fitch)

Status:	Dated Subordinated Debt / Unsecured / Tier 2

Legal Format:	SEC registered

Original Principal Amount:	USD 1,250,000,000

Reopening Amount:	USD 800,000,000

Principal Amount after Reopening:	USD 2,050,000,000

Fungibility	Yes

Original Issue Date:	May 12, 2016

Reopening Trade Date:	August 3, 2016

Reopening Issue Date:	August 10, 2016 (T+5)

Maturity Date:	May 12, 2026

Coupon:	5.20%

Interest Payment Dates:	Semi-annually in arrear on May 12 and November 12 in each year, commencing on November 12, 2016 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Subordinated Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Prospectus Supplement dated May 5, 2016 (the “Original Prospectus Supplement”).

Regulatory Event Redemption	If there is a change in the regulatory classification of the Notes that occurs on or after the original issue date of the Notes and that does, or would be likely to, result in the whole or any part of the outstanding aggregate principal amount of the notes at any time being excluded from or ceasing to count towards, the Group’s Tier 2 Capital (a “Regulatory Event”), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption. Any redemption upon the occurrence of a Regulatory Event will be subject to the provisions described in the Original Prospectus Supplement.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Tax Redemption	If there is a Tax Event (as defined in the Original Prospectus Supplement), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Original Prospectus Supplement.

Benchmark Treasury:	T 1.625 05/15/26

Spread to Benchmark on the Reopended Notes:	330bps

Reoffer Yield on the Reopended Notes:	4.837%

Issue Price on the Reopended Notes:	102.789% plus accrued interest from and including May 12, 2016 to (but excluding) August 10, 2016

Aggregate Accrued Interest on the Reopended Notes:	USD 10,168,888.89

Underwriting Discount on the Reopended Notes:	0.45%

Net Proceeds from the Reopening including accrued interest:	USD 828,880,888.89

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Academy Securities, Inc.; BMO Capital Markets Corp.; Danske Markets Inc; ING Financial Markets LLC; Lebenthal & Co, LLC.; Loop Capital Markets LLC; Mizuho Securities USA Inc.; PNC Capital Markets LLC; Rabo Securities USA, Inc.; Regions Securities LLC; Santander Investment Securities Inc.; Scotia Capital (USA) Inc.; Siebert Brandford Shank & Co., L.L.C.; SMBC Nikko Securities America, Inc.; TD Securities (USA) LLC; The Williams Capital Group, L.P.; Wells Fargo Securities, LLC

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-16 of the Original Prospectus Supplement.

U.S. Federal Income Tax Considerations:	The following supplements a discussion under “Tax Considerations—U.S. Taxation of Debt Securities” in the prospectus dated May 2, 2014 (the “Prospectus”) and is subject to the limitations and exceptions set forth therein. Interest on the Notes should generally be taxed as ordinary income at the time interest is received or when it accrues, depending on the method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the accrued interest paid upon the purchase of the Notes will not be treated as an interest payment for U.S. federal income tax purposes, but will instead be excluded from income and will reduce the basis in the Notes by such amount.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAP07 / 06738E AP0

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Dated Subordinated Debt Indenture, dated September 11, 2014, between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture between the Issuer and the Trustee entered into on May 12, 2016 (as amended)

Listing:	We will apply to list the reopened Notes on the New York Stock Exchange

Governing Law:	New York law, except for subordination provisions and waiver of set-off provisions which will be governed by English law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Original Prospectus Supplement

The Issuer has filed a registration statement (including the Prospectus and the Original Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Original Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Original Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.